FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1925-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Richard Coglon, the President of Bradner Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 26, 2005

“Richard Coglon”

Richard Coglon

President

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Randy Buchamer, the Chief Financial Officer of Bradner Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 26, 2005

“Randy Buchamer”

Randy Buchamer

Chief Financial Officer

BRADNER VENTURES LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Six Month Period Ended May 31, 2005

The following discussion and analysis of our financial condition and results of operations for the six month period ended May 31, 2005 should be read in conjunction with our financial statements and related notes included in this interim report. Our financial statements included in this interim report were prepared in accordance with generally accepted accounting principles in Canada.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the six months ended May 31, 2005, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Results of Operations

Three Month Period Ended May 31, 2005 Compared to the Three Month Period Ended May 31, 2004

Our company did not generate any revenues during the three months ended May 31, 2005. Expenses were $44,977 for the three months ended May 31, 2005, compared to $14,025 for the three months ended May 31, 2004. Expenses incurred in the three month period ended May 31, 2005 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the quarter ended May 31, 2005 was $43,413, compared to a cash inflow of $7,824 for the three months ended May 31, 2004. The increase in cash outflow from the three months ended May 31, 2005 to the three months ended May 31, 2004 was due to higher than anticipated operating expenses.

Net loss was $44,987 or $(0.01) per share for the three months ended May 31, 2005, compared to a net loss of $14,032 or $(0.00) per share in the three months ended May 31, 2004. The decrease in the net loss from our second quarter 2005 to our second quarter 2004 was due to a decrease in professional and regulatory fees.

Selected Financial Information for the Three Months Ended May 31, 2005

The following table provides selected financial information for the three month periods ended May 31, 2005 and May 31, 2004:

	Three Months Ended May 31, 2005	Three Months Ended May 31, 2004

Revenue	$Nil	$Nil
Net loss	44,987	14,032
Net loss per share (basic and fully diluted)	(0.01)	(0.00)

	As at May 31, 2005	As at May 31, 2004

Total assets	$95,706	$14,276
Shareholders’ equity (deficit)	89,183	(84,519)

Six Month Period Ended May 31, 2005 Compared to the Six Month Period Ended May 31, 2004

Our company did not generate any revenues during the six months ended May 31, 2005. Expenses were $49,362 for the six months ended May 31, 2005, compared to $22,661 for the six months ended May 31, 2004. Expenses incurred in the six month period ended May 31, 2005 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the six month period ended May 31, 2005 was $53,376, compared to a cash inflow of $12,316 for the six month period ended May 31, 2004. The increase in cash outflow for the six month period ended May 31, 2005 was due to higher than anticipated operating expenses.

Net loss was $49,369 or $(0.01) per share for the six months ended May 31, 2005, compared to a net loss of $22,668 or $(0.02) per share for the six months ended May 31, 2004. The increase in the net loss during the six months ended May 31, 2005 was due to an increase in professional and regulatory fees.

Selected Financial Information for the Six Months Ended May 31, 2005

The following table provides selected financial information for the six month periods ended May 31, 2005 and May 31, 2004:

	Six Months Ended May 31, 2005	Six Months Ended May 31, 2004

Revenue	$Nil	$Nil
Net loss	49,369	22,668
Net loss per share (basic and fully diluted)	(0.01)	(0.02)

Year Ended November 30, 2004 Compared to the Year Ended November 30, 2003

Our company did not generate any revenues during our fiscal years ended 2004 and 2003.

Expenses were $49,574 for the fiscal year ended November 30, 2004, compared to $27,824 for fiscal 2003 and $70,206 for fiscal 2002. Expenses incurred in the fiscal year ended November 30, 2004 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash inflow for the year ended November 30, 2004 was $145,150 compared to a cash outflow of $2,457 for the year ended November 30, 2003 and $39,061 for the year ended November 30, 2002. The increase in cash flow from our 2004 fiscal year to our fiscal 2003 fiscal year was due to a private placement financing. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007. The decrease in cash outflow from fiscal 2003 to fiscal 2002 was due to the decrease in advances to Bestshot.com, an affiliated company who, pursuant to a loan agreement between our company and Bestshot.com, loaned our company $193,304. Our company advanced $Nil to Bestshot.com during the fiscal year ended November 30, 2003 and advanced $193,304 to Bestshot.com during the fiscal year ended November 30, 2002.

Net loss was $49,597 or $(0.02) per share for the fiscal year ended November 30, 2004, compared to a net loss of $27,840 or $(0.03) per share in the same period in 2003 and $261,950 or $(0.26) per share in the same period in 2002. The increase in the net loss from fiscal 2004 to fiscal 2003 was due to an increase in professional and regulatory fees.

The decrease in the net loss from fiscal 2003 to 2002 was due to a decrease in professional fees of $27,242. In fiscal 2003, our company incurred professional fees of $17,509, and in fiscal 2002, our company incurred professional fees of $44,751. In addition, the decrease in net loss was a result of a decrease in the writedown of advances by our company to Bestshot.com. In fiscal 2003, we made advances totaling $Nil and in fiscal 2002, we made advances totaling $193,304.

Selected Annual Financial Information

The following table provides selected annual financial information of our company for the fiscal years ended November 30, 2004, 2003 and 2002:

	For the Fiscal Year Ended November 30
	2004	2003	2002
	(Audited)

Revenue	$Nil	$Nil	$Nil
Net loss	49,597	27,840	261,950
Net loss per share (basic and fully diluted)	(0.02)	(0.03)	(0.26)

	As at November 30
	2004	2003	2002
		(Audited)
Total assets	$145,773	$314	$3,435
Total Liabilities	7,221	62,165	37,446
Shareholders’ equity (deficiency)	138,552	(61,851)	(34,011)

Summary of Quarterly Results for the Eight Quarterly Periods Ended May 31, 2005

	2005		2004
	May 31	February 28	November 30	August 31
		(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil
Net loss	44,987	4,382	11,867	15,062
Basic and Diluted earnings (loss) per share	(0.01)	(0.01)	(0.00)	(0.01)

	2004		2003
	May 31	February 29	November 30	August 31
		(Unaudited)
Revenues	$Nil	$Nil	$Nil	$Nil
Net loss	14,032	8,636	2,667	4,430
Basic and Diluted earnings (loss) per share	(0.01)	(0.00)	(0.00)	(0.01)

Liquidity

We have cash and cash equivalents of $91,996 as at May 31, 2005, compared to $145,372 as at November 30, 2004, and $222 as at November 30, 2003. During the six month period ended May 31, 2005, we spent $53,376 on operations, thereby decreasing our cash position from $145,372 at November 30, 2004 to $91,996 at May 31, 2005. Our company’s normal operating expenses for the six months ended May 31, 2005 of $49,362 included professional fees (accounting, administration and legal) of $36,335, transfer agent and regulatory fees of $4,319 and office and miscellaneous fees of $5,556.

During the year ended November 30, 2004, we spent $104,850 on operations and had cash inflows of $250,000 from financing activities, thereby increasing our cash position from $222 at November 30, 2003 to $145,372 at November 30, 2004. Our company’s normal operating expenses for the fiscal year ended November 30, 2004 of $49,574 included professional fees (accounting, administration and legal) of $31,801, transfer agent and regulatory fees of $10,245 and office and miscellaneous fees of $4,224.

During the year ended November 30, 2003, we spent $2,457 on operations and had no cash outflows from investing and financing activities, thereby decreasing our cash position from $2,679 at November 30, 2002 to $222 at November 30, 2003. Our company’s operating expenses for the year ended November 30, 2003 of $27,824 consisted of professional fees (accounting, administrative and legal) of $17,509, transfer and regulatory fees of $6,277 and office and miscellaneous fees of $3,493.

Operating Activities

Operating activities used cash of $53,376 for the six months ended May 31, 2005 compared to $12,316 for the six months ended May 31, 2004.

Operating activities used cash of $104,850 for the year ended November 30, 2004 compared to $2,457 for the year ended November 30, 2003.

Investing Activities

Investing activities provided cash of $Nil for the three months ended February 28, 2005, compared to $Nil for the three months ended February 29, 2004.

Investing activities provided cash of $Nil for the year ended November 30, 2004, compared to $Nil for the year ended November 30, 2003.

Financing Activities

Financing activities provided cash of $Nil for the six months ended May 31, 2005, compared to $Nil for the six months ended May 31, 2004.

Financing activities provided cash of $250,000 for the year ended November 30, 2004, compared to $Nil for the year ended November 30, 2003.

Capital Resources

We anticipate that we will incur $30,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We have cash in the amount of $95,706 and a working capital of $89,183 as of May 31, 2005. This amount will enable our company to carry out our plan of operation for the next twelve months.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2005, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the six months ended May 31, 2005 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the fiscal years ended November 30, 2004 and 2003, and our six month interim period ended May 31, 2005, our company entered into the following related party transactions:

1. Our company paid or accrued $3,000 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2003 and 2002, our company paid $Nil and $Nil respectively for such expenses.

2. Our company paid or accrued $Nil for office rent to a company of which a former director of our company is the president, which is included in office and miscellaneous expenses. In fiscal 2003 and 2002, our company paid $3,000 and $6,000 respectively for such expenses.

3. Our company paid or accrued $Nil in administration and accounting fees to a company of which a director of our company is president, which is included in office and miscellaneous expenses and professional fees. In fiscal 2003 and 2002, our company paid $4,778 and $14,078 respectively for such expenses.

4. The amounts due to related parties of $40,021 at November 30, 2003 were due to a director of our company and to a company of which a former director of our company is president. These amounts were non-interest bearing, unsecured and had no specific terms of repayment.

5. During the year ended November 30, 2003, a company of which a former director of our company is president, forgave interest of $2,422 expensed in previous years by our company and which was included in accounts payable. This amount was recorded as a recovery of interest expense in the prior year.

6. During the year ended November 30, 2004, our company issued 2,400,000 units, consisting of one share of common stock and one share purchase warrant to our president, Mr. Coglon, pursuant to a private placement.

These transactions were in the normal course of operations and were measured at the exchange amount.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Cash and Cash Equivalents

Our company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2004 and 2003, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Stock-Based Compensation

Effective January 1, 2002, our company accounted for all stock-based payments to non-employees, and employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments, using the fair value based method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options was credited to share capital. Our company presented in the notes to our financial statements the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees were measured at the fair value of the equity instruments issued, or liability incurred. The fair value of stock-based payments to non-employees is recognized over the vesting period and in the same manner as if our company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Effective for fiscal years beginning on or after January 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based Compensation. That recommendation required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted our company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. Our company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as our company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of our company’s financial instruments, consisting of cash, accounts payable and accrued liabilities and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 shares, divided into 75,000,000 common shares without par value and 25,000,000 preferred shares without par value. As of July 15, 2005, there were 6,058,259 common shares issued and outstanding and no preferred shares issued and outstanding in the capital of our company.

As of July 15, 2005, our company has 5,000,000 warrants outstanding that are convertible into 5,000,000 common shares of our capital stock at an exercise price of $0.10. The warrants will expire on June 18, 2007.

Additional Information

Additional information relating to our company, including our company’s Annual Information Form, is available for viewing on the SEDAR website at www.sedar.com.

BRADNER VENTURES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

May 31, 2005

LANCASTER & DAVID CHARTERED ACCOUNTANTS	Incorporated Partners David E. Lancaster, C.A. Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Bradner Ventures Ltd. as at May 31, 2005 and the interim statements of loss and deficit and cash flows for the six month period ended May 31, 2005 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC

July 4, 2005

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 Facsimile: 604.602.0867

New Westminster Office – Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 Facsimile: 604. 524.9837

Telephone: 604.717.5526 Email: admin@lancasteranddavid.ca

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Balance Sheet

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

	May 31, 2005 $	November 30, 2004 $ (Audited)

ASSETS
Current Assets
Cash	91,996	145,372
Taxes receivable	3,010	401
Prepaid expenses	700	–
Total Assets	95,706	145,773

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	6,523	7,221
	6,523	7,221
Stockholders’ Equity
Capital Stock (Note 3) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares (November 30, 2004 – 6,058,256)	4,279,498	4,279,498
Deficit Accumulated During the Development Stage	(4,190,315)	(4,140,946)
Total Stockholders’ Equity	89,183	138,552

Total Liabilities and Stockholders’ Equity	95,706	145,773

Nature and Continuance of Operations (Note 1)

Contingency (Note 5 )

Approved on behalf of the Board:

“Richard Coglon”	“Randy Buchamer”
Director	Director

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Operations

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

	Accumulated from June 22, 1983 (Date of Inception) to May 31, 2005 $	Six months ended May 31,
		2005 $	2004 $
EXPENSES
Amortization	2,095	-	-
Bad debts	248	-	-
Bank charges and interest (recovery)	63,189	140	134
Consulting and secretarial	205,016	-	-
Finders’ fees	180,727	-	-
Management fees	337,781	-	-
Mineral property expenses	50,620	–	–
Office and miscellaneous	126,983	5,556	344
Professional fees	743,332	36,335	10,894
Shareholder information	88,176	3,012	2,907
Transfer agent and regulatory fees	156,369	4,319	8,382
Travel and promotion	76,952	-	-
Write-down of mineral property	1,456,807	-	-

	3,488,295	49,362	22,661

OTHER ITEMS
Interest income	(25,440)	-	–
Gain on settlement of debt	(1,303)	-	–
Gain on option	(1,187,500)	-	–
Foreign exchange (gain) loss	(1,705)	7	7
Loss on sale of capital assets	344	-	–
Loss on sale of long-term investment	630,397	-	–
Write-down of advances to affiliate	637,768	-	–
Write-down of long-tem investment	649,459	-	–

	702,020	7	7

Net Loss for the Period	(4,190,315)	(49,369)	(22,668)

Net Loss Per Share		(0.01)	(0.02)

Weighted Average Shares Outstanding		6,058,000	1,058,000

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

	Accumulated from June 22, 1983 (Date of Inception) to May 31, 2005 $	Six months ended May 31,
		2005 $	2004 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,190,315)	(49,369)	(22,668)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–
Bad debts	248	–	–
Finders’ fees	114,932	–	–
Gain on debt settlement	(1,303)	–	–
Gain on option	(1,187,500)	–	–
Loss on sale of capital assets	344	–	–
Loss on sale of investments	630,397	–	–
Write-down of advances to affiliate	637,768	–	–
Write-down of mineral property	1,468,807	–	–
Write-down of long-term investment	649,459	–	–
Decrease (increase) in accounts receivable	(3,258)	(2,609)	(1,646)
Decrease (increase) in prepaid expenses	(700)	(700)	–
Increase (decrease) in accounts payable and accrued liabilities	468,391	(698)	51,651
Increase (decrease) in due to related parties	(40,021)	–	(15,021)

Net cash used in operating activities	(1,450,656)	(53,376)	12,316

FINANCING
Advances to affiliate	(224,042)	–	–
Capital stock issued for cash	3,419,522	–	–

Net cash flows provided by financing activities	3,195,480	–	–

INVESTING
Purchase of capital assets	(3,038)	–	–
Expenditures on mineral properties	(1,121,172)	–	–
Proceeds from disposal of capital assets	600	–	–
Purchase of investments	(310,025)	–	–
Advances to affiliate	(584,304)	–	–
Proceeds on disposal of investments	365,111	–	–

Net cash flows used in investing activities	(1,652,828)	–	–

NET CASH INFLOW (OUTFLOW)	91,996	(53,376)	12,316

CASH, BEGINNING OF PERIOD	–	145,372	222

CASH, END OF PERIOD	91,996	91,996	12,538

Supplemental Cash Flow Disclosure

Cash paid for interest	–	–	–
Cash paid for income taxes	–	–	–

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to May 31, 2005.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has not yet achieved profitable operations and has accumulated losses of $4,190,315 since inception, which raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2004, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six-month period ended May 31, 2005 are not necessarily indicative of the results that may be expected for the year ended November 30, 2005.

2. RELATED PARTY TRANSACTIONS

The Company incurred $3,000 (2004 - $nil) for office rent to a company with a common director, which is included in office and miscellaneous expenses. This amount is in the normal course of operations and is measured at the exchange amount.

3. CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Warrants

During the six month period ended May 31, 2004, 125,000 warrants exercisable at US $0.25 per share expired unexercised.

At May 31, 2005, the Company had 5,000,000 warrants outstanding, which are exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

3. CAPITAL STOCK (continued)

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but unissued common stock. Options currently expire no later than 10 years from grant date and generally vest on the date of the grant. These options are granted with an exercisable price equal to the market price of the Company’s common stock on the date of the grant.

The following is a summary of the activity of the stock option plan during the six month period ending May 31, 2005 and 2004:

	Six-month period ended May 31, 2005		Six-month period ended May 31, 2004
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	-	$-	50,000	US$ 0.15
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	-	$-	50,000	US$ 0.15

4. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

5. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US $12,078 (CAD $14,971) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US $12,078 (CAD $14,971). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

6. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Management has determined that there are no material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X.

Management does not believe that any recently issued, but not yet effective accounting standard, if currently adopted, could have a material effect on the accompanying financial statements. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: November 8, 2005